Exhibit 1

SHAREHOLDERS VOTING AGREEMENT

This Shareholders Voting Agreement (the “Agreement”) is entered into as of October 4, 2017, by and among Asseco Poland S.A, a company registered in Poland (“Asseco”), [Company holding for the benefit of Guy Bernstein], a company registered in the State of Israel (for the benefit of Guy Bernstein), and Guy Bernstein (together with [Company holding for the benefit of Guy Bernstein], “Guy”). Each of Asseco and Guy, shall also be referred to herein as a “Shareholder” and, collectively, as the “Shareholders”.

WHEREAS, each of the Shareholders are the beneficial owners or record holders of either sole or shared voting power over such number of ordinary shares of Formula Systems (1985) Ltd. (the “Company”) as is indicated opposite each such Shareholder’s name on Schedule A attached hereto; and they wish to set forth hereunder their respective rights and obligations in connection with their shareholding in the Company, all in accordance with the terms and conditions contained herein;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.	DEFINITIONS AND INTERPRETATION.

1.1.	In this Agreement, unless the context shall otherwise require, the following terms shall have the following meanings:

1.1.1.	“Affiliate” means, in relation to any Shareholder, any entity Controlled, directly or indirectly by that Shareholder, any entity that Controls, directly or indirectly that Shareholder, or any entity under common Control with that Shareholder.

1.1.2.	“Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open for normal business in Israel and in Poland.

1.1.3.	“Control” or “Controlled by” shall have the meaning set forth in International Reporting Standard number 10, pursuant to which a person controls another person when, among other things, the first person has rights to variable returns from its involvement with the other person and has the ability to affect those returns through its power over the other person.

1.1.4.	“Encumbrance” means with respect to any security, property or asset, as the case may be, any mortgage, lien, pledge, charge, security interest, encumbrance, hypothecation, option, easement, trust, equitable interest, proxies, right of first refusal, defect in title, impediment of title, impairment of title, preemptive right or restrictions or rights of third parties of any nature (including any spousal community property rights, any restriction on the voting, transfer, receipt of any income derived from, the possession of any security, or the exercise or transfer of any other attribute of ownership of a security).

1.1.5.	“Excluded Transfer” shall mean a Transfer by Asseco of less than 2% of Company Shares, within any six (6) month time period, provided that any Transfer by Asseco of Shares that results in Asseco's voting rights in the Company being reduced below 20% and any subsequent Transfer of Shares by Asseco shall not be an Excluded Transfer. Any Transfer of any rights attached to or derived from Shares shall be deemed a Transfer of such Shares.

1.1.6.	“Governmental Authority” means any governmental or quasi governmental authority.

1.1.7.	“Law” means any law, rule or regulation and any order, injunction, award, judgment and decree.

1.1.8.	“Permitted Transferee” means, (a) with respect to an individual: (i) a legal entity Controlled by such individual; provided that once that individual ceases to Control such entity, such entity shall cease to be a Permitted Transferee, and the transferred Shares shall be returned to such individual and (ii) a trustee of a trust established for his benefit and/or the benefit of one or more of his parent, spouse, brother, sister, or child; provided that once that individual ceases to be a beneficiary of such trust, such trustee will cease to be a Permitted Transferee and the transferred Shares shall be returned to such individual; (b) with respect to an entity (whether company, partnership or other entity): (i) in the case of a transferor who is a limited partnership – its limited partners and general partners, or the limited or general partners of such limited or general partners, or any Affiliate of any of the above managed by the same management company or managing general partner or by an entity which Controls, is Controlled by, or is under common Control with such management company or managing general partner, or any shareholder, partner or member of such Affiliate; (ii) any legal entity which Controls, is Controlled by, or is under common Control with the transferor; or with any of the entities listed in (i) above; or (iii) such entity’s beneficiary (in the event the entity holds the shares as a trustee), or to such entity’s trustee (including the trustee of a voting trust) and the beneficiary of such a trustee.

1.1.9.	“Shares” means any shares of the Company (including unvested Shares) owned by Shareholders or by any trustee for the benefit of Shareholders, and any other shares or securities issued or distributed in respect thereto or in substitution or exchange thereof, at any time and from time to time, and as may be adjusted, including any Shares of the Company that a Shareholder purchases after the execution of this Agreement, shall be subject to the terms and conditions of this Agreement. In the event of any share split, share dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like, the terms of this Agreement shall apply to the resulting securities.

1.1.10.	“Shareholders Meetings” means any meeting of the shareholders of the Company and any act or consent of shareholders of the Company under the Company’s constitutional documents or otherwise.

1.1.11.	“Transfer” means the transfer, sale, assignment, pledge, hypothecation, creation of a security interest in or any Encumbrance on, placement in trust (voting or otherwise), transfer by operation of Law, by gift or other disposition in any way.

2.	REPRESENTATIONS OF THE SHAREHOLDERS.

2.1.	Each Shareholder hereby represents and warrants to the other Shareholder, with respect to himself or itself only, as follows:

2.1.1.	Organization, Standing and Power. Such Shareholder (if an entity) is a company duly organized, validly existing and, if applicable, in good standing under the relevant laws of the jurisdiction under which it is incorporated.

2.1.2.	Authority. Such Shareholder (if an entity) has all requisite corporate power and authority to enter into this Agreement and to perform its respective obligations hereunder. With respect to an entity, the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of such Shareholder and no other corporate proceedings on the part of such Shareholder are necessary to enter into or execute this Agreement. This Agreement has been duly executed and delivered by such Shareholder and upon the execution and delivery by the other parties thereto shall constitute a legal, valid and binding obligation of such Shareholder, enforceable against it in accordance with its respective terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.1.3.	No Conflicts. The execution, delivery and performance of this Agreement by such Shareholder or its obligations hereunder and the compliance by such Shareholder with any provisions hereof, do not and will not result in a breach of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default), violate the terms of, result in the acceleration of any obligation, terminate, modify, or cancel, or require any notice under: (i) the respective charter documents of such Shareholder (if an entity); (ii) any written and/or oral agreement, contract, commitment, lease, arrangement and/or other instrument by which such Shareholder is bound or to which any of its assets is subject; or (iii) any Law applicable to such Shareholder or its respective assets and properties and, in the event that Shareholder is an entity, any bylaw or other organizational document of the Shareholder.

2.1.4.	No Consent. The execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by the Shareholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by the Shareholder except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Shareholder of his, her or its obligations under this Agreement.

3.	TRANSFER OF SHARES.

3.1.	For as long as this Agreement is in effect, the Shareholder shall not, directly or indirectly (except as permitted with, and in full compliance with, this Agreement and except for any Excluded Transfer and any Transfer to a Permitted Transferee), (a) Transfer any Shares, (b) enter into a voting agreement with respect to such Shares or grant any proxy or power of attorney with respect thereto (other than (i) pursuant to this Agreement or (ii) solely for the purpose of appointing a person to vote Shares owned by such Shareholder at any Shareholders Meeting) or (c) enter into any contract or other arrangement with respect to any Transfer of any Shares. Notwithstanding the foregoing, the Shareholder may make any Transfer by will or by operation of law or other Transfers for estate-planning purposes, provided that in each such case the applicable transferee has signed a voting agreement on substantially similar terms and conditions as set forth hereof and, until the transferee has signed such voting agreement, this Agreement shall bind the transferee.

3.2.	For as long as this Agreement is in effect, no Transfer of Shares in the Company shall be effective, unless the Transfer is made in accordance with the provisions of this Agreement. Any Transfer or attempted Transfer of any Shares in violation of this Agreement shall be null and void ab initio, to the fullest extent permitted by Law.

3.3.	Right of First Refusal.

3.3.1.	Except with respect to an Excluded Transfer and a Transfer to a Permitted Transferee thereof, if at any time any Shareholder proposes to Transfer Shares to one or more third parties pursuant to a good faith understanding with such third parties, then such Shareholder shall give the other Shareholder written notice of such intention to make the Transfer (the “Transfer Notice”), which Transfer Notice shall include (i) a description of the Shares to be transferred (“Offered Shares”), (ii) the identity of the prospective transferee(s) (unless the Offered Shares are intended to be sold in an open market transaction) and (iii) the consideration and (unless the Offered Shares are intended to be sold in an open market transaction) the material terms and conditions upon which the proposed Transfer is to be made. The Transfer Notice shall certify that it has received an offer (whether or not binding) to purchase the Offered Shares and that it believes in good faith that a binding agreement for the Transfer of the Offered Shares is obtainable on the terms set forth in the Transfer Notice. The Transfer Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed Transfer, provided that the prospective transferee has allowed such disclosure.

3.3.2.	Subject to the limitations of any applicable law, Guy shall have an option, for a period of 60 calendar days from receipt of the Transfer Notice from Asseco, and Asseco shall have an option, for a period of 24 hours from receipt of the Transfer Notice from Guy (in each case, a “ROFR Election Period”), to elect to purchase all of the Offered Shares at the same price and, where Asseco is offering to sell Offered Shares, subject to the same material terms and conditions as described in the Transfer Notice (the notice of the election to purchase the Offered Shares is referred to as an "Acceptance Notice"). If the other Shareholder does not provide an Acceptance Notice in the manner prescribed herein prior to the lapse of the applicable ROFR Election Period, the Shareholder offered to purchase Offered Shares shall be deemed to have declined to exercise its or his right to purchase the Offered Shares.

3.3.3.	The Right of First Refusal of Guy pursuant to this Agreement may be exercised by Guy either by himself or through any third party at his sole discretion.

3.3.4.	If a Shareholder gives the other Shareholder an Acceptance Notice prior to the lapse of the applicable ROFR Election Period, then the closing of the sale of the Offered Shares as to which the Acceptance Notice relates will be effected as soon as possible and in any event payment for the Offered Shares shall be by wire transfer, against delivery of the Offered Shares to be purchased, no later than 5 days after delivery of the Acceptance Notice.

3.4.	Tag-Along Right.

3.4.1.	Except with respect to an Excluded Transfer and a Transfer to a Permitted Transferee of Asseco, to the extent that Guy does not exercise his right of first refusal pursuant to Article 3.3, in the event that Asseco desires to Transfer all or any of its Shares to any purchaser, then Guy shall have the right to notify Asseco in writing during the ROFR Election Period (a “Tag-Along Exercise Notice”), and shall have the right to participate in such sale of Shares on the same terms and conditions as specified in the Transfer Notice. Such Tag-Along Exercise Notice delivered to Asseco shall indicate the number of Shares Guy wishes to sell hereunder. Without limiting any of his other rights hereunder, Guy shall have the right to participate in such sale of Shares up to the total amount of Shares held by him at the time of the Transfer Notice, prior to Asseco (up to the aggregate amount of Share that are specified in the Transfer Notice).

3.4.2.	Guy shall effect his participation in the sale by promptly delivering to Asseco for transfer to the prospective purchaser one or more certificates, properly endorsed for transfer, which represent the type and number of Shares that Guy elects to sell.

3.4.3.	The share certificate or certificates that Guy delivers to Asseco pursuant to Article 3.4.2 shall be transferred to the prospective purchaser upon consummation of the sale of the Offered Shares pursuant to the terms and conditions specified in the Transfer Notice, and Asseco shall concurrently therewith remit to Guy that portion of the sale proceeds to which Guy is entitled by reason of its participation in such sale. To the extent that any prospective purchaser prohibits such assignment or otherwise refuses to purchase shares or other securities from Guy exercising his rights of co-sale hereunder, Asseco shall not sell to such prospective purchaser or purchasers any Shares unless and until, simultaneously with such sale, such prospective purchaser purchases such shares from Guy for the same consideration and on the same terms and conditions as the proposed transfer described in the Transfer Notice.

3.4.4.	Should Guy not give the Tag-Along Exercise Notice within the ROFR Election Period, he shall be irrevocably deemed to have elected not to exercise such right, and Asseco shall be entitled to Transfer the Offered Shares to the proposed third party purchaser identified in the Transfer Notice without any participation of Guy, provided that in no event shall Asseco Transfer any of the Offered Shares to a third party purchaser on terms more favorable to Asseco than those stated in the Transfer Notice, and provided further that any of the Offered Shares not transferred within ninety (90) days after the expiration of such ROFR Election Period, shall again be subject to the provisions of this Section 3.4.

3.4.5.	For the avoidance of doubt, if a Permitted Transferee wishes to Transfer any shares to a third party purchaser, then such Transfer shall be subject to the provisions of this Section 3.4, mutatis mutandis.

3.5.	Permitted Transferees.

3.5.1.	Each Shareholder may Transfer all or any part of its or his Shares to its Permitted Transferee provided that, as a condition precedent to such Transfer, (a) the Company and the other Shareholder are promptly notified in writing of such Transfer, (b) such Permitted Transferee promptly executes and delivers to the Company and the other Shareholder a written undertaking to be bound by all the provisions and obligations under this Agreement, and (c) upon such Permitted Transferee ceasing to be a Permitted Transferee of that Shareholder, the Transfer shall be deemed null and void and all Shares and rights thereof granted to the Permitted Transferee by the Transfer shall return to the Shareholder who effected the Transfer.

3.5.2.	For all purposes under this Agreement, each Shareholder and its Permitted Transferees holding Shares of the Company shall be considered as one party, enjoying jointly (and only jointly) all the rights and jointly and severally assuming all of the obligations pursuant to the terms of this Agreement. If a Shareholder (as of the date hereof) has one or more Permitted Transferees holding Shares of the Company, such Shareholder shall be deemed, for all legal purposes, to have been granted an irrevocable proxy and power of attorney from its Permitted Transferees holding Shares of the Company with respect to all matters arising out of this Agreement and only such Shareholder shall be entitled to send or receive any of the notices contemplated herein. Any decision, act or omission by such Shareholder shall be binding upon its Permitted Transferees (including any decision to Transfer or not to Transfer Shares pursuant to the Right of First Offer or Tag Along rights hereunder).

3.6.	Involuntary Transfers.

3.6.1.	Unless prohibited by Law, in the event that a Shareholder (a) files a voluntary petition under any bankruptcy, reorganization or insolvency law or a petition for the appointment of a receiver or makes an assignment for the benefit of the creditors, (b) becomes subject involuntarily to such a petition or assignment or to an attachment or other legal or equitable interest and such involuntary petition or assignment or attachment is not discharged within the later of: (i) ninety (90) days and (ii) thirty (30) days after the first court hearing held in that regard, but not more than one hundred and twenty (120) days, (c) is subject to the appointment of a receiver or trustee over all or substantially all of its assets, which is not removed or dismissed within the later of: (i) ninety (90) days thereafter and (ii) thirty (30) days after the first court hearing held in that regard, but not more than one hundred and twenty (120) days, or (d) adopts one or more resolutions for its dissolution, liquidation, bankruptcy, or winding-up, then such Shareholder or its successor shall immediately notify the Company and the other Shareholder and such other Shareholder shall have the right, but not the obligation, to purchase all of the Shares in the Company held by such notifying Shareholder or its successor at fair market value in accordance with a valuation commissioned by the Shareholder from an independent valuation expert which will be agreed in advance by both Shareholders (or, if they do not agree within 30 days after a written approach by one Shareholder to the other Shareholder, then such independent valuation expert may be appointed by the approaching Shareholder; in any event, the Shareholders will share the fees and expenses of such independent valuation expert in equal parts), unless a court or other tribunal involved in the proceeding mandates a different purchase price for such Shares. In the event the other Shareholder wishes to purchase the Shares of the affected Shareholder, such other Shareholder shall use its best efforts to consummate the valuation and such purchase within sixty (60) days of notifying the Shareholder that it intends to purchase the Shares.

3.6.2.	Notwithstanding section 3.6.1 above, if any involuntary Transfer of any of such Shareholder’s Shares shall occur, the transferor shall use reasonable best efforts to cause the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) to take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement.

4.	TERM AND TERMINATION, EFFECT OF TERMINATION.

4.1.	This Agreement will enter into force as of the date hereof and shall continue to be in effect for an initial period of 36 months (an “Extension Period 1”), unless terminated earlier pursuant to Section 4.2 below. At the end of such 36-month period, and unless previously terminated, the Agreement shall be extended automatically by additional periods of 12 months each (each, an “Extension Period 2”), subject to the right of termination pursuant to Section 4.2 below.

4.2.	This Agreement may be terminated (i) at any time upon written agreement of all parties hereto, (ii) by either Shareholder upon a material breach of this Agreement by the other Shareholder, which is not cured by such other Shareholder within 10 days after receipt of written notice of such breach from the first Shareholder, (iii) by either Shareholder not later than 6 months prior to the Extension Period 1 and/or any Extension Period 2, and in such case the Agreement shall expire and be of no further force and effect as of the expiry date of the Extension Period 1 or any such Extension Period 2, (iv) by Guy in the event that the current CEO of Asseco ceases to be the CEO or the Chairman of the Supervisory Board of Asseco Poland, unless the parties agree otherwise or (v) by Asseco in the event Guy's voting rights in the Company being reduced below 8%.

4.3.	Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided that such termination shall not relieve any party from liability for any breach of this Agreement or acts of bad faith prior to such termination.

5.	AGREEMENT TO VOTE SHARES

5.1.	For as long as this Agreement is in effect, any and all voting rights of Shareholders with respect to the Shares shall be exercised exclusively in accordance with the terms set forth herein.

5.2.	By execution of this Agreement, each Shareholder hereby appoints the Voting Nominee (as defined below), with full power of substitution and re-substitution, as such Shareholder's true and lawful attorney and irrevocable proxy, to the fullest extent of the undersigned's rights with respect to all Shares owned or held thereby to:

5.2.1.	Represent and vote at any and all Shareholders Meetings in respect of any number of Shares; and

5.2.2.	Sign and execute on its behalf any written resolutions or consents in lieu of a Shareholder Meeting or any other consent, in respect of the Shares; and

5.2.3.	Exercise or fail to exercise, in the Voting Nominee's sole and absolute discretion, any rights or obligations attached to any and all Shares, and sign on behalf of Shareholder any document or instrument relating to such rights or obligations, including any rights or obligations whether included in the incorporation documents of the Company or any other document or instrument as shall be from time to time.

5.3.	Shareholder intends this proxy to be irrevocable and hereby revokes any proxy previously granted by Shareholder with respect to the Shares and represents that such previously-granted proxy is not irrevocable. The voting rights set forth in this Section 5 shall be deemed a special power of attorney coupled with an interest sufficient in law to support an irrevocable power and shall survive the bankruptcy, liquidation, insolvency, death, adjudication of incompetence or the like of such Shareholder.

5.4.	“Voting Nominee” shall mean:

5.4.1.	Until the earlier of (i) the current CEO of Asseco ceasing to be the CEO or the Chairman of the Supervisory Board of Asseco Poland or (ii) Asseco's voting rights in the Company being reduced below 20% - Marek Panek or any other director of Asseco Poland designated by the management Board of Asseco Poland to vote as instructed by the Management Board of Asseco Poland.

5.4.2.	After any the occurrence of the events set forth in clauses (i) or (ii) of Section 5.4.1 – Guy.

6.	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed in accordance with the laws of the State of Israel without reference to principles of conflicts of law that would cause the application of the laws of any other jurisdiction. Except as specifically mentioned herein, any dispute or controversy with respect to this Agreement and all actions and proceedings arising out of or relating to this Agreement shall be exclusively and finally referred to arbitration, heard and settled under the Israeli Arbitration Law, 1968 (as amended, the “Arbitration Law”) by one arbitrator who is licensed to practice law in Israel and has at least five years' experience in so practicing law in Israel (the “Arbitrator”). The Arbitrator shall be jointly appointed by the Shareholders and if they fail to agree on the identity of the Arbitrator within ten (10) days following the submission of the dispute to arbitration, then each of Shareholders shall designate a senior representative with authority to elect the Arbitrator and the two representatives so appointed shall attempt to jointly elect the Arbitrator. If such representatives fail to agree on the identity of the Arbitrator within an additional 10 day period then the identity of the Arbitrator will be determined by the Head of the Israeli Bar Association; provided that, for the avoidance of doubt, any Arbitrator so agreed upon or appointed by Shareholders, their representatives or the Head of the Israeli Bar Association (as the case may be) shall have the qualifications set forth above. The Parties agree to use all reasonable efforts to cause the arbitration hearing to be conducted within sixty (60) days after the appointment of the Arbitrator and to use all reasonable efforts to cause the decision of the Arbitrator to be furnished within fifteen (15) days after the conclusion of the arbitration hearing. The Arbitrator’s authority shall be confined to: (i) resolve the dispute or controversy arising out of this Agreement referred to the Arbitrator, and (ii) awarding expenses of the arbitration proceedings pursuant to this Section. The Arbitrator shall be authorized to determine the procedures to be applied in the arbitration, but will in any event rule consistent with the substantive law of the State of Israel. Pending the Arbitrator’s award, the cost of the Arbitrator shall be borne equally by Shareholders. The arbitration shall be conducted in the English language in Tel Aviv, Israel. Each of the Shareholders hereby irrevocably and unconditionally waives and agrees, to the fullest extent permitted by Law, not to assert by way of motion, defense, or otherwise, in any such action, suit, proceeding, claim or complaint, any claim that it may now or hereafter have that it is not subject personally to the above-named jurisdiction or arbitration procedure, that its property is except or immune from attachment or execution, that the action, suit, proceeding, claim or complaint is brought in an in convenient forum, that the venue of the action, suit, proceeding, claim or complaint is improper, or that this Agreement or the transactions contemplated hereby may not be enforced as set forth above. Each of the Shareholders hereby agrees that a final judgment or award in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the Shareholders hereby irrevocably consents to service of process anywhere in the world, whether within or without the jurisdiction of any such court, in the manner provided for notices in Section 7.4. This Section constitutes an Arbitration Agreement in accordance with the Arbitration Law and in the event of any contradiction between the provisions hereof and the Arbitration Law, the provisions of this Agreement shall prevail.

7.	MISCELLANEOUS.

7.1.	No Previous Arrangement. This Agreement hereby revokes any previous agreements, arrangement, commitments, understandings or otherwise that the Shareholders may have given in respect of the Shares to any person(s) or entities. Shareholders shall not enter into any agreement undertaking, arrangement, commitment, understanding, grant any proxy, power of attorney with respect thereto or otherwise that may in any way derogate or prevent such Shareholder from complying with its obligations hereof.

7.2.	Further Assurance. Each Shareholder shall, and shall cause its Permitted Transferees, to the extent that it is able to do so, exercise all its voting rights and other powers in relation to the Company to procure that the provisions of this Agreement are properly and promptly observed and given full force and effect according to the spirit and intention of this Agreement, including by adopting charter documents to the Company, implementing the provisions of this Agreement consistently therewith. The Shareholders shall, when necessary, exercise their powers of voting and any other rights and powers they have to amend, waive or suspend a conflicting provision in the constitutional documents to the extent necessary to permit the Company, to be administered as set out in this Agreement.

7.3.	Disclosure. Shareholders hereby agree that that the Company and Asseco may publish with any regulatory authority and as otherwise required by Law, the Agreement and the nature of such Shareholder's commitments, arrangements and understandings under this Agreement, upon prior written notification to the parties hereto.

7.4.	Notices.

7.4.1.	All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be emailed, faxed or mailed by registered or certified mail, postage prepaid (return receipt requested), or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

If to Asseco:

ul. Olchowa 14,35 - 322 Rzeszów, Poland

Attention: Rafał Kozłowski, Gabriela Żukowicz

If to Guy:

c/o Meitar Liquornik Geva Leshem Tal

16 Abba Hillel Silver Road

Ramat Gan 52506, Israel

Attn: Mike Rimon, Adv.

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective upon receipt.

7.4.2.	Any notice sent in accordance with this Section shall be effective (i) if mailed, by registered or certified mail, return receipt requested and postage prepaid, five (5) Business Days after having been sent, (ii) if sent by messenger, upon delivery, and (iii) if sent via email or facsimile, upon transmission and electronic confirmation of transmission or (if transmitted on a non-business day) on the first Business Day following transmission and electronic confirmation of transmission; provided, however, that any notice of change of address shall only be valid upon receipt.

7.5.	Expenses. Except as otherwise set forth herein, all costs and expenses incurred by the Shareholders in connection with this Agreement, including all third-party legal, accounting, financial advisory, consulting or other fees and expenses incurred in connection with the transactions contemplated hereby, shall be paid by Asseco.

7.6.	Specific Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or other equitable relief (without the requirement of posting a bond or other security) to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity

7.7.	Binding Effect; Benefit; Assignment.

7.7.1.	The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, successors and assigns. This Agreement is not intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person, other than the parties hereto and their respective heirs, executors, successors and assigns.

7.7.2.	Except as expressly permitted herein, this Agreement is not assignable by any party hereto, and each of the parties hereto shall not assign or otherwise transfer, in whole or in part, this Agreement, and/or any of its rights, interests or obligations hereunder to any third party, without the prior written consent of the other party hereto, and any such assignment without such prior written consent shall be null and void.

7.8.	Amendments and Waivers.

7.8.1.	This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of each of the Shareholders. Any amendment executed in accordance with the foregoing shall be binding upon all parties and their respective successors and assigns.

7.8.2.	No failure on the part of any Shareholder to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Shareholder in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Shareholder shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Shareholder; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

7.9.	Entire Agreement. This Agreement, including all the exhibits attached hereto constitute the entire agreement between the Shareholders with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement, which are hereby terminated and will have no further force and effect.

7.10.	Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, in any respect, such provision will be enforced to the maximum extent possible given the intent of the Shareholders hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement only with respect to such jurisdiction in which such clause or provision cannot be enforced, and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement. In addition, if any particular provision contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing the scope of such provision so that the provision is enforceable to the fullest extent compatible with applicable Law.

7.11.	Relationship. None of the provisions of this Agreement shall be deemed to constitute a partnership between the Shareholders and no Shareholder shall have any authority to bind or shall be deemed to be the representative of the other in any way.

7.12.	Rules of Construction. The Shareholders have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the Shareholder drafting such agreement or document.

7.13.	Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

7.14.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall be considered one and the same agreement, it being understood that all parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile transmission or by electronic delivery in .pdf format or the like shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

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IN WITNESS WHEREOF the parties hereto have duly executed this Shareholders Voting Agreement on the date first above written above.

ASSECO POLAND S.A		[COMPANY HOLDING FOR THE BENEFIT OF GUY BERNSTEIN]

By:	/s/ Adam Góral	By:	/s/ Guy Bernstein
Name:	Adam Góral	Name:	Guy Bernstein
Title:	President of Management Board	Title:

/s/ Guy Bernstein

GUY BERNSTEIN

SCHEDULE A

SHAREHOLDERS

Name	Number of Shares Held

Asseco Poland S.A	3,877,846

[Company Holding for the Benefit of Guy Bernstein]	589,151

Guy Bernstein	1,382,822

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